Exhibit 99.1

CRH Medical Corporation Issues Correction to Press Release Announcing Q1 Financial Results

VANCOUVER, April 26, 2017 /CNW/ - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) (the "Company"), announces that it is correcting the title to its press release issued earlier today announcing its first quarter financial results to read as follows: "CRH Medical Corporation Increases Total Revenue and Total Operating EBITDA by 63% Year-on-Year".

The remaining information in the press release remains unchanged.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2017/26/c3623.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 22:41e 26-APR-17